

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2018

Philip Astley-Sparke
Executive Chairman
Replimune Group, Inc.
18 Commerce Way
Woburn, MA 01801

> **Re: Replimune Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 22, 2018**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2018**
> **File No. 333-225846**

Dear Mr. Astley-Sparke:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1

Prospectus summary, page 1

1. Please revise the description of your agreement with BMS to clarify that BMS' obligation is limited to supplying nivolumab and a non-exclusive, royalty free license to use nivolumab in the clinical trial.

Philip Astley-Sparke
Replimune Group, Inc.
June 28, 2018
Page 2

   You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

                  Division of Corporation Finance
                  Office of Healthcare & Insurance

cc: Gitte Blanchette